# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aurora Innovation Inc, CIK 0001828108
CUSIP: 051774107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1654 Smallman Street, Pittsburgh, Pennsylvania (PA), 15222
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002100121

## Reporting persons
- Vanguard Portfolio Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 160,139; shared voting power 0; sole dispositive power 75,716,662; shared dispositive power 0; aggregate amount beneficially owned 75,716,662 (4.43% of the class)
  Comment: In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by Vanguard Portfolio Management LLC and the following affiliates of Vanguard Portfolio Management LLC or business divisions of such affiliates: Vanguard Fiduciary Trust Company and Vanguard Global Advisers, LLC. This Schedule 13G includes securities held by Vanguard funds, or sleeves thereof, over which Vanguard Portfolio Management LLC exercises dispositive power, in addition to securities held by clients over which the affiliates or business divisions of such affiliates indicated above exercise dispositive and/or voting power. This Schedule 13G does not include securities, if any, beneficially owned by other subsidiaries or affiliates of Vanguard Portfolio Management LLC, or business divisions of such subsidiaries whose ownership of securities is disaggregated from that of the reporting business unit in accordance with such release.

## Item 1. Issuer
Name of issuer: Aurora Innovation Inc
Address of issuer's principal executive offices: 1654 Smallman Street, Pittsburgh, PA, 15222

## Item 2. Person Filing
Name of person filing: Vanguard Portfolio Management
Address of principal business office or, if none, residence: 100 Vanguard Blvd,, Malvern, PA, 19355
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 75716662
Percent of class: 4.43
Sole power to vote or to direct the vote: 160139
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 75716662
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Vanguard Portfolio Management, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vanguard Portfolio Management: My Trieu-Gatt, Authorized Signatory, Head of Global Fund Administration (10/30/2026)